1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2005.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 12B Fuxing Road
Haidian District, Beijing
People's Republic of China 100814
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date May 13, 2005	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liabilities whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

ANNOUNCEMENT

In October 2003, Shandong Aluminum Ltd, a subsidiary of the Company and an A share listed company, signed an agreement to purchase two rotary kilns from Shandong Aluminum Company, a wholly-owned subsidiary of Chinalco, the controlling shareholder of the Company. The purchase price was determined by an independent professional valuer in the PRC. The purchase was approved by the independent shareholders of Shandong Aluminum Ltd at a general meeting duly convened to approve the purchase in accordance with the requirements of the Shanghai Listing Rules.

The purchase constituted a connected transaction under the Hong Kong Listing Rules. The Directors, including the Independent Non-Executive Directors, are of the view that the purchase was conducted upon normal commercial terms and are fair and reasonable so far as the shareholders of the Company as a whole are concerned.

The Company now makes this announcement pursuant to the requirements of then Rule 14.25(1) of the Listing Rules.

The board of directors (the "Directors", and the "Board") of Aluminum Corporation of China Limited (the "Company") announces that on 27 October 2003, Shandong Aluminum Industry Company Limited ("Shandong Aluminum Ltd"), a subsidiary of the Company, signed an agreement to purchase from Shandong Aluminum Company ("Shandong Aluminum Company") two rotary kilns of 4.5 by 100 metres and 5 by 125 metres for a total of RMB115.1 million. Shandong Aluminum Ltd is a 71.43% subsidiary of the Company, and whose A shares are listed on the Shanghai Stock Exchange. Shandong Aluminum Company is a wholly-owned subsidiary of Aluminum Corporation of China ("Chinalco"), the parent company and controlling shareholder of the Company.

From the perspective of Shandong Aluminum Ltd the sale of the two rotary kilns by Shandong Aluminum Company to Shandong Aluminum Ltd is a connected transaction under the Listing Rules of the Shanghai Stock Exchange (the "Shanghai Listing Rules"). From the perspective of the Company, the same transaction which is a transaction between a subsidiary of the Company and an associate of the Company's connected person, is a connected transaction under The Rules Governing the Listing of Securities on the Stock Exchange (the "Hong Kong Listing Rules").

From the perspective of Shandong Aluminum Ltd, and in compliance with the Shanghai Listing Rules, the purchase of the two rotary kilns was duly approved by the independent shareholders of Shandong Aluminum Ltd at a special general meeting held on 4 December 2003, which was duly convened to approve the purchase in accordance with the requirements of the Shanghai Listing Rules. The book value of the amount paid by Shandong Aluminum Company to construct the above-mentioned rotary kilns was RMB214,481,600. The net depreciated value was RMB88,526,500, and the purchase price to be paid by Shandong Aluminum Ltd. for the two rotary kilns of RMB115.1 million was determined by an independent professional valuer in the PRC, Beijing Liuhezhengxu Assets Evaluation Co., Ltd., who was appointed to provide a valuation of the two rotary kilns, as at 31 August 2003, in accordance with the requirement of the relevant PRC law and regulations for the transfer of state-owned assets. Tiantong Securities Co.,Ltd., an independent financial adviser appointed to provide an opinion on the transaction, was of the view that the terms of the purchase were fair and reasonable and were in the interest of the shareholders of Shandong Aluminum Ltd as a whole. The purchase was also approved by all the independent directors of Shandong Aluminum Ltd.

Shandong Aluminum Ltd originally purchased the two rotary kilns of 4.5 by 100 metres and 5 by 125 metres for production of ordinary portland cement utilizing the reolving kiln production technique. Since the pellets of the final product are even, the quality is consistent and reliable and the dust density in the factory is low during the production process, the rotary kilns have been widely used. As the smelting of materials in the production of alumina is basically similar to the production of cement, the purchase of the two rotary kilns by Shandong Aluminum Ltd for production of alumina by the ore concentrate sintering method will save the cost of infrastructure investment, speed up production and reduce the cost of alumina. It will also have a positive effect on the operations Shandong Aluminum Ltd's production.

From the Company's perspective, the purchase was a transaction between a subsidiary of the Company and a wholly-owned subsidiary of the controlling shareholder of the Company and constituted a connected transaction under the Hong Kong Listing Rules. As the total consideration for the purchase of the two rotary kilns did not exceed 3% of the applicable ratios under then Rule 14.25(1)(a) of the Hong Kong Listing Rules, the connected transaction therefore should have been disclosed by way of an announcement. The Company is not in compliance with the Hong Kong Listing Rules by not making a timely announcement of the transaction. The Company has taken measures to enhance the understanding among its subsidiaries on the meaning and implications of connected transactions under the Hong Kong Listing Rules, and have implemented procedural measures among its subsidiaries to notify the Company before entering into any transactions above certain threshold levels.

As the purchase has been approved by the independent shareholders at a meeting of Shandong Aluminum Ltd with the benefit of independent financial advice and professional valuation, the Directors including the Independent Non-Executive Directors are of the view that the purchase of the two rotary kilns was conducted upon normal commercial terms and are fair and reasonable so far as the shareholders of the Company as a whole are concerned.

Shandong Aluminum Ltd is a joint stock limited company established in the PRC whose A shares are listed on the Shanghai Stock Exchange. The principal business of Shandong Aluminum Ltd is the production and sale of alumina, aluminum hydroxide, chemical alumina, metal gallium, electrolytic aluminum, aluminum alloy, aluminum product and carbon product, and the design and construction of construction use curtain walls.

The Company and its subsidiaries are engaged in the principal business of producing alumina and primary aluminum in China. The Company's primary activities include refining bauxite into alumina and smelting alumina to produce aluminum.

As at the date hereof, the Directors are Mr. Xiao Yaqing, Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Chen Jihua (Executive Directors), Mr. Joseph C. Muscari (Non-executive Director) and Mr. Chiu Chi Cheong, Clifton, Mr. Wang Dianzuo and Mr. Kang Yi (Independent Non-Executive Directors).

Made by the order of the Board of Aluminum Corporation of China Limited, the Directors of which individually and jointly accept responsibility for the accuracy of this announcement.

By Order of the Board of Directors of Aluminum Corporation of China Limited Liu Qiang Company Secretary
Hong Kong, 13 May, 2005 * For identification only.